EXHIBIT 99.1

Campbell Hall Parents First in California to Use SafeStop School Bus Tracking App

Powerful Mobile Safety App Connects Parents & School Officials with Vehicles Transporting Students

DANIEL ISLAND, S.C., Feb. 12, 2015 (GLOBE NEWSWIRE) -- Campbell Hall, an independent school located in North Hollywood, California is the first school in the state to use the SafeStop App, a school bus tracking application that allows parents, students and schools to securely pinpoint the location of a vehicle on its route to and from school and extracurricular activities.

The SafeStop App gives real-time updates on stop and arrival information, while also providing local school, traffic and emergency alerts. A child's bus is displayed on a detailed map showing its current location in relation to the child's stop, so parents can monitor the bus along its route.

Introduced to Campbell Hall families in December 2014, the SafeStop App is offered in partnership with Mission School Transportation (MST), the school's contracted student transportation provider. Katie Jesensky, Campbell Hall's Scheduling and Services Manager, said she has heard nothing but positive feedback from parents and students alike.

"Prior to the SafeStop rollout, parents would call all the time with questions about their child's bus, such as 'Where is it? When is it getting here? Did we miss it?' and more," she said. "Since we started using the SafeStop app, we no longer get those calls. Parents now can see this information for themselves in real time. It's an extremely convenient service, especially in Los Angeles where traffic is always an issue. SafeStop gives parents an exact time so they can plan when to be at the bus stop to pick up their kids or drop them off."

The SafeStop App is accessible from any device connected to the Internet – smartphones, tablets and desktop computers – and can be downloaded from the Apple App Store and Google Play. The app first became available to select school districts in New York, Florida and South Carolina last fall and SafeStop is working with school districts in five more states to make their buses SafeStop ready this year.

"We developed the SafeStop App to end the school bus guessing game for busy parents," said Keith Engelbert, Chief Technology Officer for SafeStop. "The app operates on a secure mobile platform, which provides a new level of safety, convenience and peace of mind to parents, students and school staff. Interest among parents and school administrators across the country is high. Parents in Pennsylvania, Connecticut, New Jersey, Texas and Missouri will have their first opportunity to download the app when school starts next fall."

To further enhance safety and security – and provide transportation managers with timely and accurate ridership information – MST and SafeStop also provide Campbell Hall administrators with a digital record of each student's entry and exit from their school bus. Each bus is equipped with a reader that checks students on and off the bus when they swipe their student ID cards.

"Boarding the bus is now faster and the card swipe system creates a digital attendance record that makes administering the transportation system easier," Jesensky said. "The data is available immediately as opposed to having to collect attendance sheets from drivers.

"Some of our kids can have long bus rides," Jesensky continued. "We've had many instances where rainstorms and other issues have caused road and highway closures. Now, parents of students in outlying communities can know if their child's bus is going to be a half-hour late because it's stuck in traffic. The SafeStop App gives them much more control over their day."

The MST buses also have Wi-Fi onboard, allowing students to do homework or access entertainment on mobile devices.

Campbell Hall is paying for all of its parents to be able to download and use the SafeStop App. Other schools can choose between additional payment options, including a retail model where parents pay a low monthly subscription fee, or where the service is brought to the schools through sponsorships with local and national businesses.

Once a school's vehicles are SafeStop Ready, registering for the app is quick and easy. To learn more about the SafeStop App and how to bring its benefits of safety and security to your transportation system, please visit www.safestopapp.com.

About the SafeStop App

The SafeStop App is changing the way parents keep track of their children. It is a powerful and secure mobile safety application that connects parents and school administrators with the vehicles transporting their students to and from school and extracurricular activities. It provides detailed maps with real-time updates on stop/arrival information as well as local school, traffic and emergency alerts to keep parents in the know. Created in 2013, the SafeStop App continues to evolve and will bring timely, accurate and valuable information to parents and school officials in more than a dozen states by the fall of 2015. For more information, visit www.safestopapp.com.

CONTACT: Media Contact:
         Lynette Viviani
         973-534-1004
         lviviani@safestopapp.com

         Patrick Gallagher
         843-884-2720
         pgallagher@safestopapp.com